KROLL BOND RATING AGENCY, INC.

Form NRSRO Annual Certification filed as of March 31, 2017

> # EXHIBIT 1:
>
> ## Performance Measurement Statistics

Form NRSRO Exhibit 1 – Filed as of March 31, 2017

Kroll Bond Rating Agency (KBRA) began to publish credit ratings in 2011. The attached tables show transition and default rates for 1-year, 3-year, and 10-year time periods through the most recent calendar year end.

Note: KBRA assigns several thousand financial strength ratings, using an "A" through "E", as well as an "aaa" through "d" rating scale. General industry practice is not to define financial strength ratings as "credit ratings." Such ratings typically do not reference a particular security and in many cases are used to support credit ratings. Consequently, KBRA does not include financial strength ratings in its Exhibit 1 submission.

PERFORMANCE MEASUREMENT STATISTICS

Periods Shown; Institutions Rated; Frequency of Ratings

The data in the attached tables have been compiled from historical ratings. The unit of study for Structured Finance ratings is the rated tranche. For all other ratings, the issuer is the unit of study, regardless of the number of obligations or classes of obligations rated.

Each table shown is based on a static pool or cohort analysis. The tables show the percent of ratings outstanding at the start of the period (not initial ratings) in each category, compared to where they stood at the end of the stated period. The diagonal is the percent of ratings that remained the same at the start and end of the period. The periods covered are 1- year (comparing ratings on December 31, 2015 with ratings at December 31, 2016), 3-year (comparing ratings on December 31, 2013 with ratings at December 31, 2016) and 10-year[1] (comparing ratings on December 31, 2006 with ratings at December 31, 2016).

The transition and default tables reflect specific time periods. However, the number of entities included may change from period to period, or from the beginning of a period to the end of a period. For example, an institution may merge, dissolve, or otherwise experience an organizational change that causes it to cease to be included in a later period.

For long-term and short-term Credit Ratings, KBRA defines default as occurring if:

1. There is a missed interest or principal payment on a rated obligation which is unlikely to be recovered; or

2. The rated entity files for protection from creditors, is placed into receivership or is closed by regulators such that a missed payment is likely to result; or

3. The rated entity seeks and completes a distressed exchange, where existing rated obligations are replaced by new obligations with a

---

[1] KBRA has not assigned credit ratings for the length of time necessary to produce any 10-year transition matrices.

diminished economic value.

In all cases, defaulted entities are not dollar-weighted (*i.e.*, a failure of a large entity and a small entity will be counted the same).

For the purposes of KBRA's Exhibit 1 submission, "other SFPs" means a securitization primarily of Containers, Aircraft, Net Leases, Residential PACE, Property Tax Liens, Whole Business Securitization, Wireless Spectrum, Timeshare or Other ABS.

Definition of Credit Rating Categories Used by KBRA

Long-Term Credit Rating Scale

KBRA assigns credit ratings to issuers and their obligations using the same rating scale. In either case, KBRA's credit ratings are intended to reflect both the probability of default and severity of loss in the event of default, with greater emphasis on probability of default at higher rating categories. For obligations, the determination of expected loss severity is, among other things, a function of the seniority of the claim. Generally speaking, issuer-level ratings assume a loss severity consistent with a senior unsecured claim. KBRA appends the "sf" indicator to ratings assigned to structured finance obligations.

AAA Determined to have almost no risk of loss due to credit-related events. Assigned only to the very highest quality obligors and obligations able to survive extremely challenging economic events.

AA Determined to have minimal risk of loss due to credit-related events. Such obligors and obligations are deemed very high quality.

A Determined to be of high quality with a small risk of loss due to credit-related events. Issuers and obligations in this category are expected to weather difficult times with low credit losses.

BBB Determined to be of medium quality with some risk of loss due to credit-related events. Such issuers and obligations may experience credit losses during stress environments.

BB Determined to be of low quality with moderate risk of loss due to credit-related events. Such issuers and obligations have fundamental weaknesses that create moderate credit risk.

B Determined to be of very low quality with high risk of loss due to credit-related events. These issuers and obligations contain many fundamental shortcomings that create significant credit risk.

CCC Determined to be at substantial risk of loss due to credit-related events, or currently in default with high recovery expectations.

CC Determined to be near default or in default with average recovery expectations.

C Determined to be near default or in default with low recovery expectations.

D KBRA defines default as occurring if:

1. There is a missed interest or principal payment on a rated obligation which is unlikely to be recovered; or

2. The rated entity files for protection from creditors, is placed into receivership or is closed by regulators such that a missed payment is likely to result; or

3. The rated entity seeks and completes a distressed exchange, where existing rated obligations are replaced by new obligations with a diminished economic value.

KBRA may append + or - modifiers to ratings in categories AA through CCC to indicate, respectively, upper and lower risk levels within the broader category.

Short-Term Credit Rating Scale

KBRA's short-term ratings indicate an ability to meet obligations that typically have maturities of thirteen months or fewer when issued by corporate entities, financial institutions, and in connection with structured finance transactions. When applied to municipal obligations, KBRA's short- term ratings typically indicate an ability to meet obligations of three years or fewer. Short-term ratings may be assigned to both issuers and to specific obligations. As compared to long-term ratings, greater emphasis is placed on an obligor's liquidity profile and access to funding. KBRA appends the "sf" indicator to ratings assigned to structured finance obligations.

K1   Very strong ability to meet short-term obligations.

K2   Strong ability to meet short-term obligations.

K3   Adequate ability to meet short-term obligations.

B   Questionable ability to meet short-term obligations.

C   Little ability to meet short-term obligations.

D   KBRA defines default as occurring if:

1. There is a missed interest or principal payment on a rated obligation which is unlikely to be recovered; or

2. The rated entity files for protection from creditors, is placed into receivership or is closed by regulators such that a missed payment is likely to result; or

3. The rated entity seeks and completes a distressed exchange, where existing rated obligations are replaced by new obligations with a diminished economic value.

KBRA may append a + modifier to ratings in the K1 category to indicate exceptional

ability to meet short-term obligations.

RATING ACTION HISTORY

Ratings information that is required to be made available pursuant to SEC Rule 17g-2(d) can be found first by clicking on the link https://www.krollbondratings.com/regulatory, and then clicking the hyperlinks "Issuer Paid Ratings" under the heading "Rating Action History."

List of Tables

Table 1: Financial Institutions, Brokers, or Dealers - 1-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2015 through December 31, 2016)

Credit Ratings as of 12/31/2015		Credit Ratings as of 12/31/2016 (Percent)																					Other Outcomes During 12/31/2015 - 12/31/2016 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	0																								
AA+	0																								
AA	2			100%																					
AA-	2				100%																				
A+	5					100%																			
A	7						57%																		43%
A-	25							88%																	12%
BBB+	54								85%																15%
BBB	31								3%	87%															10%
BBB-	9								11%	56%	11%												11%		11%
BB+	0																								
BB	0																								
BB-	0																								
B+	0																								
B	0																								
B-	0																								
CCC+	0																								
CCC	0																								
CCC-	0																								
CC	0																								
C	0																								
Total	135																								

Table 2: Financial Institutions, Brokers, or Dealers - 3-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2013 through December 31, 2016)

Credit Ratings as of 12/31/2013		Credit Ratings as of 12/31/2016 (Percent)																					Other Outcomes During 12/31/2013 - 12/31/2016 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	0																								
AA+	0																								
AA	2			100%																					
AA-	1				100%																				
A+	3					67%																			33%
A	4						25%																		75%
A-	9							22%																	78%
BBB+	12								33%																67%
BBB	6								33%	17%															50%
BBB-	4									50%													25%		25%
BB+	0																								
BB	0																								
BB-	0																								
B+	0																								
B	0																								
B-	0																								
CCC+	0																								
CCC	0																								
CCC-	0																								
CC	0																								
C	0																								
Total	41																								

Table 3: Financial Institutions, Brokers, or Dealers - 10-Year Transition and Default Rates (Long-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 4: Financial Institutions, Brokers, or Dealers - 1-Year Transition and Default Rates (Short-Term Credit Ratings)

(December 31, 2015 through December 31, 2016)

Credit Ratings as of 12/31/2015		Credit Ratings as of 12/31/2016 (Percent)						Other Outcomes During 12/31/2015 - 12/31/2016 (Percent)		
Credit Rating	Number of Ratings Outstanding	K1+	K1	K2	K3	B	C	Default	Paid Off	Withdrawn (other)
K1+	4	100%								
K1	14		71%							29%
K2	76			88%						12%
K3	30				87%	3%				10%
B	0									
C	0									
Total	124									

Table 5: Financial Institutions, Brokers, or Dealers - 3-Year Transition and Default Rates (Short-Term Credit Ratings)

(December 31, 2013 through December 31, 2016)

Credit Ratings as of 12/31/2013		Credit Ratings as of 12/31/2016 (Percent)						Other Outcomes During 12/31/2013 - 12/31/2016 (Percent)		
Credit Rating	Number of Ratings Outstanding	K1+	K1	K2	K3	B	C	Default	Paid Off	Withdrawn (other)
K1+	3	100%								
K1	15		27%							73%
K2	13			31%						69%
K3	2				50%					50%
B	0									
C	0									
Total	33									

Table 6: Financial Institutions, Brokers, or Dealers - 10-Year Transition and Default Rates (Short-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 7: Insurance Companies - 1-Year Transition and Default Rates (Insurance Financial Strength Ratings)

(December 31, 2015 through December 31, 2016)

Credit Ratings as of 12/31/2015		Credit Ratings as of 12/31/2016 (Percent)																					Other Outcomes During 12/31/2015 - 12/31/2016 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	0																								
AA+	3		100%																						
AA	1			100%																					
AA-	0																								
A+	0																								
A	0																								
A-	0																								
BBB+	0																								
BBB	0																								
BBB-	0																								
BB+	0																								
BB	0																								
BB-	0																								
B+	0																								
B	0																								
B-	0																								
CCC+	0																								
CCC	0																								
CCC-	0																								
CC	0																								
C	0																								
Total	4																								

Table 8: Insurance Companies - 3-Year Transition and Default Rates (Insurance Financial Strength Ratings)

(December 31, 2013 through December 31, 2016)

Credit Ratings as of 12/31/2013		Credit Ratings as of 12/31/2016 (Percent)																					Other Outcomes During 12/31/2013 - 12/31/2016 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	0																								
AA+	1		100%																						
AA	1			100%																					
AA-	0																								
A+	0																								
A	0																								
A-	0																								
BBB+	0																								
BBB	0																								
BBB-	0																								
BB+	0																								
BB	0																								
BB-	0																								
B+	0																								
B	0																								
B-	0																								
CCC+	0																								
CCC	0																								
CCC-	0																								
CC	0																								
C	0																								
Total	2																								

Table 9: Insurance Companies - 10-Year Transition and Default Rates (Insurance Financial Strength Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 10: Corporate Issuers - 1-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2015 through December 31, 2016)

Credit Ratings as of 12/31/2015		Credit Ratings as of 12/31/2016 (Percent)																					Other Outcomes During 12/31/2015 - 12/31/2016 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	0																								
AA+	0																								
AA	0																								
AA-	0																								
A+	0																								
A	0																								
A-	1							100%																	
BBB+	0																								
BBB	1																								100%
BBB-	0																								
BB+	0																								
BB	0																								
BB-	0																								
B+	1																								100%
B	0																								
B-	0																								
CCC+	0																								
CCC	0																								
CCC-	0																								
CC	0																								
C	0																								
Total	3																								

Table 11: Corporate Issuers - 3-Year Transition and Default Rates (Long-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 12: Corporate Issuers - 10-Year Transition and Default Rates (Long-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 13: RMBS - 1-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2015 through December 31, 2016)

Credit Ratings as of 12/31/2015		Credit Ratings as of 12/31/2016 (Percent)																					Other Outcomes During 12/31/2015 - 12/31/2016 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	1071	99%																						1%	
AA+	33	15%	85%																						
AA	66	20%	14%	61%																				5%	
AA-	9			22%	78%																				
A+	6					100%																			
A	75		1%	28%	1%	4%	58%																	8%	
A-	22						9%	50%																41%	
BBB+	16								81%															19%	
BBB	86					1%	20%	10%	2%	67%															
BBB-	35									3%	88%													9%	
BB+	8											100%													
BB	75									20%		77%												3%	
BB-	7													100%											
B+	12														100%										
B	15															100%									
B-	0																								
CCC+	0																								
CCC	0																								
CCC-	0																								
CC	0																								
C	0																								
Total	1536																								

Table 14: RMBS - 3-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2013 through December 31, 2016)

Credit Ratings as of 12/31/2013		Credit Ratings as of 12/31/2016 (Percent)																					Other Outcomes During 12/31/2013 - 12/31/2016 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	203	100%																						0%	
AA+	0																								
AA	27	67%	26%	7%																					
AA-	0																								
A+	0																								
A	24		13%	71%	4%	4%	8%																		
A-	1						100%																		
BBB+	0																								
BBB	25			4%		8%	64%	12%	4%	8%															
BBB-	1										100%														
BB+	0																								
BB	25							8%	4%	68%	4%		16%												
BB-	0																								
B+	0																								
B	0																								
B-	0																								
CCC+	0																								
CCC	0																								
CCC-	0																								
CC	0																								
C	0																								
Total	306																								

Table 15: RMBS - 10-Year Transition and Default Rates (Long-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 16: CMBS - 1-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2015 through December 31, 2016)

Credit Ratings as of 12/31/2015		Credit Ratings as of 12/31/2016 (Percent)																					Other Outcomes During 12/31/2015 - 12/31/2016 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	1297	97%																						3%	0%
AA+	10		80%																					20%	
AA	52		15%	83%																				2%	
AA-	127		2%	6%	90%																			2%	
A+	12				17%	66%																		17%	
A	61	2%			2%	20%	74%																	2%	
A-	209						2%	96%																2%	
BBB+	31							10%	90%																
BBB	24							4%	4%	92%															
BBB-	241							0%	0%	2%	93%														5%	
BB+	24										100%														
BB	106										1%		95%	2%											2%	
BB-	117													95%	2%										3%	
B+	27														85%	7%	4%								4%	
B	79															94%	3%								3%	
B-	70																94%		3%						3%	
CCC+	0																									
CCC	0																									
CCC-	0																									
CC	0																									
C	0																									
Total	2487																									

Table 17: CMBS - 3-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2013 through December 31, 2016)

Credit Ratings as of 12/31/2013		Credit Ratings as of 12/31/2016 (Percent)																						Other Outcomes During 12/31/2013 - 12/31/2016 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	495	93%																						7%	0%
AA+	2		100%																						
AA	29		38%	55%																				7%	
AA-	36		8%	17%	75%																				
A+	8				38%	37%																		25%	
A	42			2%	5%	33%	55%																	5%	
A-	57					2%	11%	82%																5%	
BBB+	22							14%	81%															5%	
BBB	14	7%						7%	7%	72%														7%	
BBB-	76							1%	1%	5%	81%													12%	
BB+	10											90%												10%	
BB	44											2%	91%	5%										2%	
BB-	9													100%											
B+	7														72%	14%	14%								
B	33															97%	3%								
B-	1																100%								
CCC+	0																								
CCC	0																								
CCC-	0																								
CC	0																								
C	0																								
Total	885																									

Table 18: CMBS - 10-Year Transition and Default Rates (Long-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 19: CLOs - 1-Year Transition and Default Rates (Long-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 20: CLOs - 3-Year Transition and Default Rates (Long-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 21: CLOs - 10-Year Transition and Default Rates (Long-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 22: CDOs - 1-Year Transition and Default Rates (Long-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 23: CDOs - 3-Year Transition and Default Rates (Long-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 24: CDOs - 10-Year Transition and Default Rates (Long-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 25: ABCP - 1-Year Transition and Default Rates (Long-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 26: ABCP - 3-Year Transition and Default Rates (Long-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 27: ABCP - 10-Year Transition and Default Rates (Long-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 28: Other ABS - 1-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2015 through December 31, 2016)

Credit Ratings as of 12/31/2015		Credit Ratings as of 12/31/2016 (Percent)																						Other Outcomes During 12/31/2015 - 12/31/2016 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	31	42%																						58%	
AA+	16	31%	38%																					31%	
AA	23	30%	35%	22%																				13%	
AA-	4		50%	25%	25%																				
A+	8	13%	38%	25%	13%	11%																			
A	29	3%	10%	14%	14%	24%	29%																	3%	3%
A-	4						50%	50%																	
BBB+	7					14%	57%		15%																14%	
BBB	32		3%				16%	9%	19%	53%																
BBB-	3							33%		33%	34%															
BB+	7									43%	43%														14%	
BB	20									10%	15%	20%	55%													
BB-	1												100%													
B+	1													100%												
B	3														100%											
B-	0																									
CCC+	0																									
CCC	0																									
CCC-	0																									
CC	0																									
C	0																									
Total	189																									

Table 29: Other ABS - 3-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2013 through December 31, 2016)

Credit Ratings as of 12/31/2013		Credit Ratings as of 12/31/2016 (Percent)																						Other Outcomes During 12/31/2013 - 12/31/2016 (Percent)	
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	10	10%																						90%	
AA+	2		50%																					50%	
AA	8		12%																					88%	
AA-	3	33%																						67%	
A+	3	33%																						67%	
A	11	18%	18%	9%		10%																		36%	9%
A-	2		50%																					50%	
BBB+	2		50%						50%																
BBB	10	10%	10%	10%		40%																		30%	
BBB-	2					50%																		50%	
BB+	0																								
BB	4							25%		50%														25%	
BB-	0																								
B+	0																								
B	0																								
B-	0																								
CCC+	0																								
CCC	0																								
CCC-	0																								
CC	0																								
C	0																								
Total	57																								

Table 30: Other ABS - 10-Year Transition and Default Rates (Long-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 31: Other ABS - 1-Year Transition and Default Rates (Short-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 32: Other ABS - 3-Year Transition and Default Rates (Short-Term Credit Ratings)

(December 31, 2013 through December 31, 2016)

Credit Ratings as of 12/31/2013		Credit Ratings as of 12/31/2016 (Percent)						Other Outcomes During 12/31/2013 - 12/31/2016 (Percent)		
Credit Rating	Number of Ratings Outstanding	K1+	K1	K2	K3	B	C	Default	Paid Off	Withdrawn (other)
K1+	2								100%	
K1	0									
K2	0									
K3	0									
B	0									
C	0									
Total	2									

Table 33: Other ABS - 10-Year Transition and Default Rates (Short-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 34: Other SFPs - 1-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2015 through December 31, 2016)

Credit Ratings as of 12/31/2015		Credit Ratings as of 12/31/2016 (Percent)																					Other Outcomes During 12/31/2015 - 12/31/2016 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	8	100%																							
AA+	0																								
AA	6			100%																					
AA-	3				100%																				
A+	4					100%																			
A	23						91%																		9%
A-	2							100%																	
BBB+	3							33%	67%																
BBB	17									100%															
BBB-	2										100%														
BB+	0																								
BB	7												86%	14%											
BB-	2													100%											
B+	3														100%										
B	0																								
B-	0																								
CCC+	0																								
CCC	0																								
CCC-	0																								
CC	0																								
C	0																								
Total	80																								

Table 35: Other SFPs - 3-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2013 through December 31, 2016)

Credit Ratings as of 12/31/2013		Credit Ratings as of 12/31/2016 (Percent)																						Other Outcomes During 12/31/2013 - 12/31/2016 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	1																							100%	
AA+	0																								
AA	1			100%																					
AA-	0																								
A+	2					100%																			
A	3						67%																		33%	
A-	0																								
BBB+	0																								
BBB	1									100%															
BBB-	0																								
BB+	0																								
BB	0																								
BB-	0																								
B+	0																								
B	0																								
B-	0																								
CCC+	0																								
CCC	0																								
CCC-	0																								
CC	0																								
C	0																								
Total	8																								

Table 36: Other SFPs - 10-Year Transition and Default Rates (Long-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 37: Other SFPs - 1-Year Transition and Default Rates (Short-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 38: Other SFPs - 3-Year Transition and Default Rates (Short-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 39: Other SFPs - 10-Year Transition and Default Rates (Short-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 40: Soverign Issuers - 1-Year Transition and Default Rates (Long-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 41: Soverign Issuers - 3-Year Transition and Default Rates (Long-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 42: Soverign Issuers - 10-Year Transition and Default Rates (Long-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 43: U.S. Public Finance - 1-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2015 through December 31, 2016)

Credit Ratings as of 12/31/2015		Credit Ratings as of 12/31/2016 (Percent)																					Other Outcomes During 12/31/2015 - 12/31/2016 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	3	100%																							
AA+	7		100%																						
AA	12			92%	8%																				
AA-	12			8%	92%																				
A+	8					100%																			
A	3						100%																		
A-	4							75%	25%																
BBB+	0																								
BBB	0																								
BBB-	1										100%														
BB+	0																								
BB	0																								
BB-	0																								
B+	0																								
B	0																								
B-	0																								
CCC+	0																								
CCC	0																								
CCC-	0																								
CC	0																								
C	0																								
Total	50																								

Table 44: U.S. Public Finance - 3-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2013 through December 31, 2016)

Credit Ratings as of 12/31/2013		Credit Ratings as of 12/31/2016 (Percent)																					Other Outcomes During 12/31/2013 - 12/31/2016 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	1	100%																							
AA+	2	50%	50%																						
AA	4			75%	25%																				
AA-	3			33%	67%																				
A+	4					100%																			
A	3					33%	67%																		
A-	2							100%																	
BBB+	0																								
BBB	0																								
BBB-	0																								
BB+	0																								
BB	0																								
BB-	0																								
B+	0																								
B	0																								
B-	0																								
CCC+	0																								
CCC	0																								
CCC-	0																								
CC	0																								
C	0																								
Total	19																								

Table 45: U.S. Public Finance - 10-Year Transition and Default Rates (Long-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 46: U.S. Public Finance - 1-Year Transition and Default Rates (Short-Term Credit Ratings)

(December 31, 2015 through December 31, 2016)

Credit Ratings as of 12/31/2015		Credit Ratings as of 12/31/2016 (Percent)						Other Outcomes During 12/31/2015 - 12/31/2016 (Percent)		
Credit Rating	Number of Ratings Outstanding	K1+	K1	K2	K3	B	C	Default	Paid Off	Withdrawn (other)
K1+	4	75%							25%	
K1	1		100%							
K2	0									
K3	0									
B	0									
C	0									
Total	5									

Table 47: U.S. Public Finance - 3-Year Transition and Default Rates (Short-Term Credit Ratings)

(December 31, 2013 through December 31, 2016)

Credit Ratings as of 12/31/2013		Credit Ratings as of 12/31/2016 (Percent)						Other Outcomes During 12/31/2013 - 12/31/2016 (Percent)		
Credit Rating	Number of Ratings Outstanding	K1+	K1	K2	K3	B	C	Default	Paid Off	Withdrawn (other)
K1+	2	100%								
K1	1		100%							
K2	0									
K3	0									
B	0									
C	0									
Total	3									

Table 48: U.S. Public Finance - 10-Year Transition and Default Rates (Short-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 49: International Public Finance - 1-Year Transition and Default Rates (Long-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 50: International Public Finance - 3-Year Transition and Default Rates (Long-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 51: International Public Finance - 10-Year Transition and Default Rates (Long-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.